SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------


                                  FORM 11-K

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1998

                                      OR

                [ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 333-48815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             MARATHON ELECTRIC SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                             100 EAST RANDOLPH STREET
                             WAUSAU, WISCONSIN 54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          REGAL-BELOIT CORPORATION
                              200 STATE STREET
                             BELOIT, WI  53511

                           REQUIRED INFORMATION

Marathon Electric Manufacturing Corporation Salaried Employees 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


MARATHON ELECTRIC SALARIED EMPLOYEES 401(k) SAVINGS PLAN

By: Marathon Electric Salaried Employees 401(k) Savings Plan Administrative Committee and Plan Administrator




Kenneth F. Kaplan                                               June 25, 1999
------------------------------------
Kenneth F. Kaplan



Henry W. Knueppel                                                June 25, 1999
------------------------------------
Henry W. Knueppel

                                 APPENDIX I

          MARATHON ELECTRIC SALARIED EMPLOYEES 401(k) SAVINGS PLAN

      FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998 AND INDEPENDENT AUDITOR'S REPORT.

                MARATHON ELECTRIC MANUFACTURING CORPORATION
                -------------------------------------------

                  SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                  ---------------------------------------

           FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
           -----------------------------------------------------

          TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
          ------------------------------------------------------

                MARATHON ELECTRIC MANUFACTURING CORPORATION
                -------------------------------------------

                 SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                 ---------------------------------------

                           FINANCIAL STATEMENTS
                           --------------------

                     AS OF DECEMBER 31, 1998 AND 1997
                     --------------------------------



                            TABLE OF CONTENTS
                            -----------------


     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     FINANCIAL STATEMENTS

      Statement of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

      Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Year Ended December 31, 1998


     NOTES TO FINANCIAL STATEMENTS

     SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

       Schedule I: Item 27a-Schedule of Assets Held for Investment Purposes as of December 31, 1998

       Schedule II: Item 27d-Schedule of 5% Reportable Transactions for the
                    Year Ended December 31, 1998

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



     To the Plan Administrator of the
     Marathon Electric Manufacturing Corporation
     Salaried Employees' 401(k) Savings Plan:

     We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Manufacturing Corporation Salaried Employees' 401(k) Savings Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits, for the year ended December 31, 1998 on the basis of accounting described in Note 2.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management.

     The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund.
     The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP
                                      ---------------------
                                      ARTHUR ANDERSEN LLP


     Milwaukee, Wisconsin,
     June 10, 1999.

                  MARATHON ELECTRIC MANUFACTURING CORPORATION
                  -------------------------------------------

                    SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                    ---------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------



     (1)  Description of Plan and Funding Policy-
          --------------------------------------

          The following description of the Marathon Electric Manufacturing Corporation Salaried Employees' 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          General-
          -------

          The Plan is a defined contribution plan covering all employees of the Marathon Electric Manufacturing Corporation (the "Company") who are compensated in whole, or in part, on a salaried basis, are not in any other defined benefit plan maintained by the Company, or are not members of a collective bargaining unit which has a bargaining agreement with the Company.

          An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the latest of the employee obtaining the age of 21 and one year of service, or the date the employee transfers to salaried status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

          Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the board of directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

          Contributions-
          -------------

          Participants are allowed to contribute up to 15 percent of pretax annual income as defined by the Plan. The Company makes a 50% matching contribution of the employee's contribution up to 5 percent of pretax annual income. The Company has the option to annually increase the amount of its matching contribution at its discretion.

          Vesting-
          -------

          Participants are 100 percent vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after the earlier of three years of Plan participation or five years of service. There is no partial vesting.

          Investment options-
          ------------------

          Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments. Partici-pants may change their investment elections every thirty days.
          A description of each investment option is provided below:

            Northern Capital Equity Fund-
            ----------------------------

            The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

            American Century Balanced Fund-
            ------------------------------

            The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

            M&I Stable Principal Fund-
            -------------------------

            This fund is designed to offer safety of principal, price stability, and returns that are generally higher than a money market rate. Investments in the fixed fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small part of the fixed income fund is also invested in a broadly diversified money market fund.

            Fidelity Advisor Growth Fund-
            ----------------------------

            The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund, typically, will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

            Templeton Foreign Fund-
            ----------------------

            This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

            Regal-Beloit Stock Fund-
            -----------------------

            This fund allows participants to purchase common stock of the Regal-Beloit Corporation (or its successor).

            Participant loans-
            -----------------

            Loan terms range from one year to five years, or ten years for the purchase of a primary residence. Loans are limited to 50 percent of the participant's account up to $50,000, less a participant's highest outstanding loan balance under the plan in the last 12 months. Loans bear interest at the prime rate for one to five-year loans or the 15-year mortgage rate for ten-year loans. Interest rates on existing loans range from 6.0% to 10.50%. Principal and interest are paid through payroll deductions.

            Payment of benefits-
            -------------------

            On termination of service, the participant receives a lump-sum amount equal to the value of the participant's account.

            Forfeitures-
            -----------

            Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution. The amount of forfeitures allocable to remaining participants at December 31, 1998 and 1997, were $54,466 and $5,671, respectively.

            Plan termination-
            ----------------

            Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

       (2)  Summary of Accounting Policies-
            ------------------------------

            Basis of accounting-
            -------------------

            The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Contributions are recognized at the time such amounts are received rather than when contributed.

            Use of estimates-
            ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

            Payment of benefits-
            -------------------

            Benefit payments to participants are recorded upon distribution.

       (3)  Investments-
            -----------

            The Plan's investments are commingled with the assets of several other Company plans in the Marathon Electric Manufacturing Corporation Master Trust Fund (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, unrealized gains/losses, fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets.

            The assets of the Plan are commingled and are not segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31 are as follows:

                                                         1998          1997
                                                     -----------   -----------
             Accrued interest and dividends          $   160,791   $   114,274
             Marshall Money Market Fund                1,149,756       695,495
             M&I Stable Principle Fund                 8,219,564     6,872,623
             Common stock                             37,898,292    35,559,445
             American Century Balanced Fund            5,887,726     4,245,014
             Northern Capital Equity Fund             16,117,312    14,597,195
             Fidelity Advisor Growth Fund             10,297,156     7,861,944
             Templeton Foreign Fund                      930,525     2,114,522
             Regal Beloit Corporation Master Trust       753,086            --
             Fixed Income Securities                   3,199,464     3,781,489
             Participant loans                           640,510       702,326
                                                     -----------   -----------
                Total assets of the Master Trust     $85,254,182   $76,544,327
                                                     ===========   ===========


             The Marshall Funds are controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principle Fund is a collective investment fund operated by the Trustee.

             Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:

                                                       1998                1997
                                                ------------------  ------------------
                                                  Amount       %      Amount       %
                                                ----------- ------  ----------- ------
             Salaried Employees' Pension Plan   $29,448,716  34.5%  $27,791,984  36.3%
             Wausau Hourly Pension Plan          12,916,088  15.2    12,312,494  16.1
             Hourly 401(k) Savings Plan           8,189,006   9.6     6,353,268   8.3
             Salaried 401(k) Savings Plan        34,700,372  40.7    30,086,581  39.3
                                                ----------- ------  ----------- ------
                   Total assets of the
                        Master Trust            $85,254,182 100.0%  $76,544,327 100.0%
                                                =========== ======  =========== ======

            Master Trust income and its allocation to the participating plans for the years ended December 31 are as follows:

                                                      1998              1997
                                                   ----------       -----------

            Interest and dividend income           $  707,399       $ 1,152,932
            Realized gains, net                     6,063,861         5,305,833
            Unrealized appreciation in the fair
              value of investments, net             2,660,354         4,778,351
                                                    ----------       -----------

                Total Master Trust income          $9,431,614       $11,237,116
                                                   ==========       ===========


                                                      1998              1997
                                                   ----------       -----------

            Salaried Employees' Pension Plan       $2,527,292       $ 4,096,306
            Wausau Hourly Pension Plan              1,111,534         1,827,301
            Hourly 401(k) Savings Plan              1,026,311           824,106
            Salaried 401(k) Savings Plan            4,766,477         4,489,403
                                                   ----------       -----------

               Total Master Trust income           $9,431,614       $11,237,116
                                                   ==========       ===========

       (4)  Guaranteed Investment Contracts-
            -------------------------------

            The M&I Stable Principal Fund consists of guaranteed investment contracts ("GIC's") and Synthetic guaranteed investment contracts ("SYN's"). All investment contracts are fully benefit responsive. The average crediting interest rates for the years ending
            December 31, 1998 and 1997 were 5.93% and 6.29%, respectively.
            The funds average yields for 1998 and 1997 were 6.20% and 6.20 %, respectively.

            The crediting rates for the contacts are fixed or reset either quarterly or annually. All contracts have a guaranteed rate of 0% or higher.

            The Fund had no valuation reserves at year-end with the fair value of the investment contracts reported at contract value.


       (5)  Regal-Beloit Corporation Master Trust-
            -------------------------------------

            Effective November 1, 1997, the Plan's investment in Company stock was commingled with the investment in Company stock of another Company plan into the Regal-Beloit Corporation Master Trust (the "RBC Master Trust"). Effective April 1, 1998, the investment in Company stock of three other Company plans were commingled into the RBC Master Trust. Investments of the RBC Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, market adjustments, fees and expenses related to investment transactions are allocated by the Trustee to the participating plan's share of Trust assets.

            The assets of the Plan are commingled and are not segregated in the accounts of the RBC Master Trust. The market value of the assets held in the Trust as of December 31, 1998 and 1997 is as follows:

                                                         1998          1997
                                                      -----------   -----------

               Regal-Beloit Corporation Stock         $14,374,579   $16,240,894
               Marshall Money Market Fund                 154,077             -
               Accrued Income                              74,145             -
                                                      -----------   -----------
                Total assets of the RBC Master Trust  $14,602,801   $16,240,894
                                                      ===========   ===========

            Allocations of assets of the RBC Master Trust to participating plans as of December 31, 1998 and 1997 are as follows:

                                                         1998                    1997
                                                ---------------------   ---------------------
                                                  Amount      Percent      Amount     Percent
                                                -----------  --------   -----------  --------

            Regal-Beloit Corporation Personal
               Savings Plan                     $ 6,805,476    46.60%   $ 8,235,387    50.71%
            Regal-Beloit Corporation Profit
               Sharing Plan                       6,568,489    44.98      8,005,507    49.29
            Regal-Beloit Corporation Savings
               and Protection Plan                  475,749     3.26              -        -
            Marathon Electric Salaried 401(k)
               Savings Plan                         635,779     4.36              -        -
            Marathon Electric Hourly 401(k)
               Savings Plan                         117,308     0.80              -        -
                                                -----------   --------  -----------    -------
          Total assets of the RBC Master Trust  $14,602,801    100.00%  $16,240,894    100.00%
                                                ===========   ========  ===========    ========

          RBC Master Trust income for the years ended December 31,1998 and 1997 are as follows:

                              INCOME                   1998        1997
                              ------                ----------  ---------
             Investment income -
               Interest                             $ 23,602     $   2,047
               Dividends                             280,725        64,237
               Net (depreciation) appreciation
                 in fair market value
                 Regal-Beloit Corporation
                                  Common Stock    (3,979,555)    1,437,570
                                                 ------------   ----------
                 Total RBC Master Trust
                                (loss) income    $(3,675,228)    $1,503,854
                                                 ============    ==========

       (6)  Tax Exemption Status of the Plan-
            --------------------------------

            The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with applicable requirements of the

            IRC. Therefore, they believe the Plan is qualified and the selected trust remains tax-exempt as of the financial statement date.

       (7)  Related Party Transactions-
            --------------------------

            Master Trust assets are invested in mutual funds managed by the Trustee. The investment in the Regal-Beloit Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



          To the Plan Administrator of the
          Marathon Electric Manufacturing Corporation
          Salaried Employees' 401(k) Savings Plan:


          As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-K, into the Company's previously filed Registration Statement, File No. 333-48815.



                                        ARTHUR ANDERSEN LLP
                                        -------------------
                                        ARTHUR ANDERSEN LLP


          Milwaukee, Wisconsin,
          June 29, 1999.


MARATHON ELECTRIC MANUFACTURING CORPORATION SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
-----------------------------------------------------------------------------------

                               PLAN'S EIN #39-0449780 PLAN #008
                               --------------------------------

      SCHEDULE I -- ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      -------------------------------------------------------------------------

                                   AS OF DECEMBER 31, 1998
                                   -----------------------

Identity of Issue, Borrower   Description of Investment Including Maturity Date,
 Lessor, or Similar Party     Rate of Interest, Collateral, Par, or Maturity Value     Cost     Current Value
----------------------------  ----------------------------------------------------  ----------  -------------

Fidelity Funds                 Advisor Series II, Growth Opportunities Fund         $6,622,011   $ 9,068,073

Templeton Funds, Inc.          Templeton Foreign Fund CL-1                             852,141       747,184

American Century Investments   American Century Balanced Investors Fund              4,509,445     4,676,969

Northern Capital, Inc.         Northern Capital Equity Fund                          7,015,071    12,683,489

Marshall & Ilsley              M&I Stable Principal Fund                             6,215,131     6,215,130

Loans to participants          Loans                                                   640,510       640,510

Regal-Beloit Stock Fund*       Regal-Beloit Stock                                      736,271       635,779

*Party-in-interest

    The accompanying notes to financial statements are an integral part of this Schedule.

MARATHON ELECTRIC MANUFACTURING CORPORATION SALARIED EMPLOYEES' 401(k) SAVINGS PLAN


                            PLAN'S EIN #39-0449780 PLAN #008

             SCHEDULE II -- ITEM 27d SCHEDULE OF 5% REPORTABLE TRANSACTIONS

                          FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                         Expense                  Current
                                                                        Incurred                 Value of
Identity of        Description           Purchase    Selling   Lease      with        Cost of     on Date       Net
Party Involved       of Asset              Price      Price    Rental  Transaction     Asset    Transaction    Gain
-------------     -------------------  ----------  ----------  ------  -----------  ----------  -----------  --------

Fidelity Funds    Advisors Series II,
                  Growth
                  Opportunities
                  Fund                 $2,978,650  $2,348,050   N/A        N/A      $4,804,380  $5,326,700   $522,320

American Century  Balanced
Investments       Investors Fund        2,356,815   1,031,892   N/A        N/A       3,283,691   3,388,707    105,016

Marshall &        M&I Stable
Ilsley*           Principal Fund        3,422,880   2,507,977   N/A        N/A       5,930,857   5,930,857          -

Northern
Capital, Inc.     Equity Fund           1,885,103   3,230,170   N/A        N/A       3,875,841   5,115,273  1,239,432

*Party-in-interest

           The accompanying notes to financial statements are an integral part of this Schedule.

                       MARATHON ELECTRIC MANUFACTURING CORPORATION
                       -------------------------------------------

                         SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                         ---------------------------------------

               STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               -------------------------------------------------------------

                            FOR THE YEAR ENDED DECEMBER 31, 1998
                            ------------------------------------
                                   Northern    American     M & I     Fidelity                   Regal-
                                    Capital     Century     Stable     Advisor     Templeton     Beloit
                                    Equity     Balanced    Principal    Growth      Foreign       Stock        Loan
                                     Fund        Fund        Fund        Fund        Fund         Fund         Fund        Total
                                 -----------  ----------  ----------  ----------  ----------    ---------   ---------   -----------
ADDITIONS:
 Net Investment income (loss)
  from Marathon Electric
  Manufacturing Corporation
  Master Trust Fund              $ 2,277,617  $  611,281  $  344,399  $1,713,414  $   (88,286)  $(144,639)  $  52,691   $ 4,766,477

Contributions-
  Employer                           412,638     133,797     196,927     267,310       57,984      11,064           -     1,079,720
  Participants                       500,503     169,962     252,428     390,670       74,004      40,575           -     1,428,142
                                 -----------  ----------  ----------  ----------  -----------   ----------  ---------   -----------
     Total contributions             913,141     303,759     449,355     657,980      131,988      51,639           -     2,507,862
                                 -----------  ----------  ----------  ----------  -----------   ----------  ---------   -----------

     Total Additions               3,190,758     915,040     793,754   2,371,394       43,702     (93,000)     52,691     7,274,339
                                 -----------  ----------  ----------  ----------  -----------   ----------  ---------   -----------

DEDUCTIONS:
  Benefits paid to participants   1,185,819      182,642     729,775     313,617       76,852       2,281      62,983     2,553,969
  Administrative and
               other expenses        59,272        9,343      31,906      14,248        2,010       1,781           -       118,560
                                -----------   ----------  ----------  ----------  -----------   ----------  ---------   -----------
     Total deductions             1,245,091      191,985     761,681     327,865       78,862       4,062      62,983     2,672,529
                                -----------   ----------  ----------  ----------  -----------   ----------  ---------   -----------

NET ADDITIONS (DEDUCTIONS)        1,945,667      723,055      32,073   2,043,529      (35,160)    (97,062)    (10,292)    4,601,810

TRANSFERS IN FROM
         OTHER COMPANY PLANS          2,188        3,125       2,938       2,588          656         486           -        11,981

LOANS TO PARTICIPANTS              (132,573)     (45,068)    (51,046)    (39,296)      (1,540)          -     269,523             -

LOAN PAYMENTS FROM PARTICIPANTS     148,703       35,303      63,647      59,663        7,028       6,703    (321,047)            -

TRANSFERS BETWEEN FUNDS          (1,040,175)     666,592     875,615    (101,109)  (1,126,575)    725,652           -             -
                                ------------  ----------  ----------  ----------- ------------  ----------  ----------  -----------

     Net Increase (decrease)        923,810    1,383,007     923,227   1,965,375   (1,155,591)    635,779     (61,816)    4,613,791

NET ASSETS AVAILABLE FOR
               PLAN BENEFITS:
  Beginning of year              11,759,979    3,293,962   5,324,841   7,102,698    1,902,775           -     702,326    30,086,581
                                -----------   ----------  ----------  ----------- ------------  ----------  ----------  -----------

  End of year                   $12,683,789   $4,676,969  $6,248,068  $9,068,073   $  747,184    $635,779    $640,510   $34,700,372
                                ===========   ==========  ==========  =========== ============  ==========  ==========  ===========

                           The accompanying notes to financial statements are an integral  part of this statement.

                             MARATHON ELECTRIC MANUFACTURING CORPORATION
                             -------------------------------------------

                               SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                               ---------------------------------------


                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          ---------------------------------------------------

                                        AS OF DECEMBER 31, 1998
                                        -----------------------

                                 Northern    American      M&I       Fidelity              Regal-
                                 Capital     Century      Stable      Advisor   Templeton  Beloit
                                  Equity     Balanced    Principal    Growth     Foreign    Stock     Loan
                                   Fund        Fund        Fund        Fund       Fund      Fund      Fund       Total
                               -----------  ----------  ----------  ----------  --------- --------  --------  -----------
ASSETS:
 Investments, at fair value:
   Marathon Electric
   Manufacturing Corporation
     Master Trust Fund         $12,683,489  $4,676,969  $6,248,368  $9,068,073  $747,184  $635,779  $640,510  $34,700,372
                               -----------  ----------  ----------  ----------  --------  --------  --------  -----------

NET ASSETS AVAILABLE FOR
               PLAN BENEFITS   $12,683,489  $4,676,969  $6,248,368  $9,068,073  $747,184  $635,779  $640,510  $34,700,372
                               ===========  ==========  ==========  ==========  ========  ========  ========  ===========

                         The accompanying notes to financial statements are an integral part of this statement.

                                           MARATHON ELECTRIC MANUFACTURING CORPORATION
                                           -------------------------------------------

                                             SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                                             ---------------------------------------


                                       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       ---------------------------------------------------


                                                      AS OF DECEMBER 31, 1997
                                                      -----------------------


                                   Northern     American     M&I        Fidelity
                                    Capital     Century    Stable        Advisor    Templeton
                                    Equity      Balanced  Principal      Growth      Foreign       Loan
                                     Fund         Fund      Fund          Fund         Fund        Fund       Total
                                 -----------  ----------  ----------   ----------   ---------    --------  -----------
ASSETS:
 Investments, at fair value:
   Marathon Electric
    Manufacturing Corporation
     Master Trust Fund           $11,759,979  $3,293,962  $5,324,841   $7,102,698   $1,905,831   $702,326  $30,089,637

Liabilities:
 Due to broker:                            -          -            -            -        3,056          -        3,056
                                 -----------  ----------  ----------   ----------   ----------   --------  -----------

NET ASSETS AVAILABLE
          FOR PLAN BENEFITS      $11,759,979  $3,293,962  $5,324,841   $7,102,698   $1,902,775   $702,326  $30,086,581
                                 ===========  ==========  ==========   ==========   ==========   ========  ===========

                       The accompanying notes to financial statements are an integral part of this statement.